The PNC Financial Services Group, Inc. and Subsidiaries	EXHIBIT 12.2

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends

Dollars in millions	Six Months Ended June 30, 2006		Year Ended December 31
			2005		2004		2003		2002		2001
Earnings
Pretax income from continuing operations before adjustments for minority interest (1)	$1,126		$1,942		$1,735		$1,568		$1,821		$564
Fixed charges and preferred stock dividends excluding interest on deposits	408		663		358		347		433		782

Subtotal	1,534		2,605		2,093		1,915		2,254		1,346
Interest on deposits	706		981		484		457		659		1,229

Total	$2,240		$3,586		$2,577		$2,372		$2,913		$2,575

Fixed charges
Interest on borrowed funds	$374		$599		$298		$258		$315		$645
Interest component of rentals	34		63		58		59		58		53
Amortization of notes and debentures					1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts							28		58		63
Preferred stock dividend requirements			1		1		1		1		20

Subtotal	408		663		358		347		433		782
Interest on deposits	706		981		484		457		659		1,229

Total	$1,114		$1,644		$842		$804		$1,092		$2,011

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	3.76	x	3.93	x	5.85	x	5.52	x	5.21	x	1.72	x
Including interest on deposits	2.01		2.18		3.06		2.95		2.67		1.28

(1)	As defined in Item 503(d) of Regulation S-K.